January 17, 2006

Mr. David Wolfin
President, Chief Executive Officer and Principal Financial Officer Avino Silver & Gold Mines Ltd.
455 Granville Street, Suite 400
Vancouver, BC, Canada	V6C 1T1


	Re:	Avino Silver & Gold Mines Ltd.
		Form 20-F for the Fiscal Year Ended January 31, 2005
Filed July 22, 2005
Supplemental Response dated January 12, 2006
File No. 000-09266


Dear Mr. Wolfin:

	We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

								Sincerely,



								Karl Hiller
								Branch Chief



cc:	Stewart L. Muglich
	Sangra Moller, LLP
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Mr. David Wolfin
Avino Silver & Gold Mines Ltd.
January 6, 2006
Page 1




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